Exhibit 21
SUBSIDIARIES OF THE COMPANY

Subsidiary	Jurisdiction of Incorporation

Standard Microsystems Corporation (Asia)	State of Delaware
SMSC Europe GmbH	Munich, Germany
OASIS SiliconSystems AG	Karlsruhe, Germany
SiliconSystems Multimedia Engineering Gmbh	Karlsruhe, Germany
SMSC Sweden AB	Sweden
SMSC North America, Inc.	State of Delaware
SMSC Analog Technology Center, Inc.	State of Arizona
Standard Microsystems K.K. (doing business as SMSC Japan)	Japan